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                            [RADNET, INC. LETTERHEAD]





September 11, 2008



VIA EDGAR AND FEDEX

Mr. John Reynolds, Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549

      Re: RadNet, Inc. - Form 10-K for Fiscal Year Ended December 31, 2007, Filed on February 29, 2008 (File No. 001-10593)


Dear Mr. Reynolds:

      We are responding to the comments in your letter to RadNet, Inc., dated September 8, 2008, concerning our Form 10-K referred to above.

      Set forth below are our responses to the Staff's comments. For your convenience, we have included each of the Comments in italicized text before the corresponding response.

RESPONSES:

SCHEDULE 14A
------------

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS, PAGE 29
---------------------------------------------------------

      1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT ONE AND THE STATEMENT THAT YOU DO NOT CURRENTLY USE PERFORMANCE TARGETS. WE NOTE, HOWEVER, DISCLOSURE ON PAGE 25 OF YOUR PROXY STATEMENT INDICATING THAT YOU AND THE CEO INTEND TO REVIEW "STRATEGIC OBJECTIVES AND PERFORMANCE TARGETS" AND THAT YOU WILL REVIEW THE APPROPRIATENESS OF THE FINANCIAL MEASURES USED IN INCENTIVE PLANS AND THE DEGREE OF DIFFICULTY IN ACHIEVING SPECIFIC PERFORMANCE TARGETS. YOU ALSO STATE ON PAGE 25 THAT CORPORATE PERFORMANCE OBJECTIVES "TYPICALLY ARE ESTABLISHED ON THE BASIS OF A TARGETED RETURN ON CAPITAL" USED FOR THE COMPANY OR A PARTICULAR BUSINESS UNIT. WITH A VIEW TO DISCLOSURE IN FUTURE FILINGS, PLEASE ADVISE US OF THE "STRATEGIC OBJECTIVES AND PERFORMANCE TARGETS" REFERENCED ON PAGE 25. IT IS UNCLEAR WHAT THOSE TARGETS RELATE TO AND WHY THEY ARE NOT RELEVANT TO PRIOR COMMENT ONE. FOR EXAMPLE, IT IS UNCLEAR IF THE COMPANY CONSIDERED USING PERFORMANCE TARGETS BUT LATER DECIDED OTHERWISE. ADVISE US OF WHAT DISCLOSURE THE COMPANY INTENDS TO PROVIDE IN FUTURE FILINGS REGARDING THESE TARGETS. WE MAY HAVE FURTHER COMMENT.


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Mr. Reynolds
September 11, 2008
Page 2



      We apologize for the confusion we have caused regarding our performance objectives. We do engage in an active dialogue with the Chief Executive Officer concerning strategic objectives and performance targets. However, as a result of those discussions, we did not set any performance targets for the fiscal year ended December 2007. We may establish performance objectives in the future and that may be done on the basis of a targeted return on capital, per our disclosure. Assuming our process does not change, we propose to include the following disclosure in future filings:

            "PERFORMANCE OBJECTIVES

            Our process begins with determining whether we will establish individual and corporate performance objectives for senior executive officers in each fiscal year. We engage in an active dialogue with the Chief Executive Officer concerning whether to use strategic objectives and performance targets. Corporate performance objectives may be established on the basis of a targeted return on capital employed for RadNet or a particular business unit."

      If you have any questions, please contact me at (310) 478-7808.

                                                Very truly yours,


                                                /s/ Dr. Howard G. Berger

                                                Dr. Howard G. Berger
                                                Chief Executive Officer


cc:      Mr. David Swartz, Audit Committee Chairman, RadNet, Inc.
         Mr. Jeffrey Linden, Executive Vice President and General Counsel, RadNet, Inc.
         Linda Michaelson, Esq.